The Appleton Funds
One Post Office Square, 6th Floor
 Boston, Massachusetts 02109

July 15, 2015

VIA EDGAR TRANSMISSION

Mr. Ken Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Appleton Equity Growth Fund (the “Fund”) File Nos.: 333-49374 and 811-10201

Dear Mr. Ellington:

This correspondence is in response to comments you provided on July 14, 2015 to the Fund with respect to the Fund’s Certified Shareholder Report filed via EDGAR on Form N-CSR on March 6, 2015 and amended Certified Shareholder Report filed via EDGAR on Form N-CSR on March 17, 2015. For your convenience, your comments have been reproduced with responses following each comment.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.	Please include a cover letter describing any changes when filing an amended shareholder report in the future.

Response:	The Registrant confirms that it will include a cover letter describing any changes when filing an amended shareholder report in the future.

Comment 2.	Please include the length of term in the table of Trustees and Officers for each trustee and officer of The Appleton Funds.

Response:
The Registrant will include the term in the Trustees and Officers table included in future filings. The Registrant notes that the term of office for each trustee and officer of The Appleton Funds generally continues indefinitely.

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust